                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


         For Fiscal Year Ended June 30, 1999


                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934



         COMMISSION FILE NO. 1-5424


A. Full title of the plan and address of the plan if different from that of the issuer named below:

                         DELTA FAMILY-CARE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              DELTA AIR LINES, INC.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320

                         DELTA FAMILY-CARE SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1999 AND 1998





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits--June 30, 1999

         Statement of Net Assets Available for Benefits--June 30, 1998

         Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 1999

         Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--June 30, 1999

         Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended June 30, 1999

                      [LETTERHEAD OF ARTHUR ANDERSEN LLP]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Committee of
Delta Air Lines, Inc.:


We have audited the accompanying statements of net assets available for benefits of the DELTA FAMILY-CARE SAVINGS PLAN as of June 30, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee of Delta Air Lines, Inc. in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Atlanta, Georgia
November 19, 1999

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                  JUNE 30, 1999

                                 (IN THOUSANDS)



                                             NONPARTICIPANT-DIRECTED
                                            -------------------------     PARTICIPANT-
                                            ALLOCATED     UNALLOCATED       DIRECTED          TOTAL
                                            ---------     -----------     ------------     ----------
ASSETS:
    Investments (Note 3)                     $520,158       $401,523       $3,951,476      $4,873,157
                                             --------       --------       ----------      ----------
    Receivables:
       Employer contributions                   9,754              0            3,562          13,316
       Interest and dividends                       0             61                0              61
       Other                                        0              0                0               0
                                             --------       --------       ----------      ----------
              Total receivables                 9,754             61            3,562          13,377
                                             --------       --------       ----------      ----------
              Total assets                    529,912        401,584        3,955,038       4,886,534

LIABILITIES:
    ESOP notes:
       Principal                                    0        360,125                0         360,125
       Interest                                     0         28,765                0          28,765
    Other payables                                  0              0                0               0
                                             --------       --------       ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS            $529,912      $  12,694       $3,955,038      $4,497,644
                                             ========      =========       ==========      ==========



         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                  JUNE 30, 1998

                                 (IN THOUSANDS)


                                             NONPARTICIPANT-DIRECTED
                                             -----------------------         PARTICIPANT-
                                            ALLOCATED    UNALLOCATED           DIRECTED            TOTAL
                                            ---------    -----------         ------------       ----------
ASSETS:
    Investments (Note 3)                   $535,480       $485,919          $3,196,377          $4,217,776
                                           --------       --------          ----------          ----------
    Receivables:
       Employer contributions                 7,804              0               4,138              11,942
       Interest and dividends                     2             67                   0                  69
       Other                                    (18)             0                   0                 (18)
                                           --------       --------          ----------          ----------
              Total receivables               7,788             67               4,138              11,993
                                           --------       --------          ----------          ----------
              Total assets                  543,268        485,986           3,200,515           4,229,769

LIABILITIES:
    ESOP notes:
       Principal                                  0        378,408                   0             378,408
       Interest                                   0         30,092                   0              30,092
    Other payables                            5,299              0                   0               5,299
                                           --------       --------          ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS          $537,969       $ 77,486          $3,200,515          $3,815,970
                                           ========       ========          ==========          ==========

         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1999

                                 (IN THOUSANDS)



                                                                      NONPARTICIPANT-DIRECTED
                                                                    ---------------------------   PARTICIPANT-
                                                                    ALLOCATED       UNALLOCATED     DIRECTED         TOTAL
                                                                    ---------       -----------   ------------    ----------

Contributions:
   Participant                                                       $      0          $     0     $  253,290      $  253,290
   Employer                                                            21,194           24,629         11,099          56,922
Investment income:
   Net appreciation (depreciation) in fair value of investments       (55,003)         (54,118)       357,124         248,003
   Interest and dividends                                              11,842           17,310        150,138         179,290
Transfers from Unallocated to Allocated                                23,848          (23,848)             0               0
Transfers from merged plan                                                  0                0         94,847          94,847
Benefits paid to participants                                          (9,628)               0       (111,157)       (120,785)
Administrative expenses                                                   (35)               0         (1,366)         (1,401)
Interest expense on ESOP notes                                              0          (28,765)             0         (28,765)
Other                                                                    (275)               0            548             273
                                                                    ---------         --------    -----------     -----------
NET INCREASE (DECREASE)                                                (8,057)         (64,792)       754,523         681,674

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                  537,969           77,486      3,200,515       3,815,970
                                                                    ---------         --------    -----------     -----------
   End of year                                                       $529,912          $12,694     $3,955,038      $4,497,644
                                                                    =========         ========    ===========     ===========



         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1998

                                 (IN THOUSANDS)



                                                                      NONPARTICIPANT-DIRECTED
                                                                    --------------------------      PARTICIPANT-
                                                                    ALLOCATED      UNALLOCATED        DIRECTED             TOTAL
                                                                    ----------     -----------      ------------       -----------
Contributions:
   Participant                                                        $      0        $      0        $  206,293        $  206,293
   Employer                                                             14,516          20,833             8,542            43,891
Investment income:
   Net appreciation (depreciation) in fair value of investments        180,005         171,523           423,871           775,399
   Interest and dividends                                               10,597          18,815           124,692           154,104
Transfers from Unallocated to Allocated                                 25,534         (25,534)                0                 0
Transfers from merged plan                                                   0               0                 0                 0
Benefits paid to participants                                          (10,085)              0          (124,693)         (134,778)
Administrative expenses                                                    (40)              0            (1,035)           (1,075)
Interest expense on ESOP notes                                               0         (30,092)                0           (30,092)
Other                                                                      (22)            127                 0               105
                                                                     ---------       ---------       -----------       -----------
NET INCREASE (DECREASE)                                                220,505         155,672           637,670         1,013,847

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                   317,464         (78,186)        2,562,845         2,802,123
                                                                     ---------       ---------       -----------       -----------
   End of year                                                        $537,969        $ 77,486        $3,200,515        $3,815,970
                                                                     =========       =========       ===========       ===========


         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1999 and 1998



1.       DESCRIPTION OF PLAN

         The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on June 30, 1999. This document is not part of the summary plan description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participants should refer to the plan document for a complete description of the Plan's provisions. Delta Air Lines, Inc. ("Delta" or the "Company") reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change.

         The Plan is a defined contribution plan established by the Company. Substantially all personnel who have completed 12 consecutive months of employment and are either paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. Participation may begin on the first day of the first pay period following eligibility. The Plan is subject to the provisions of ERISA. See Note 9 for changes in eligibility effective after June 30, 1999.

         Delta's Administrative Committee is responsible for operating and administering the Plan (except for investment management and control of assets). The Benefit Funds Investment Committee (the "BFIC") of Delta's board of directors is responsible for investment management and control of the assets of the Plan. However, the Plan allows a participant to exercise control over the assets in his/her account (except the Preferred Stock Fund, which consists of both Delta Series B ESOP Convertible Preferred Stock ("Preferred Stock") and Delta Common Stock ("Common Stock")) and is intended to qualify as a plan described in
         Section 404(c) of ERISA. The BFIC has appointed outside investment managers and a trustee to manage the assets of the Plan.

         The trustee and recordkeeping functions of the Plan are performed by Fidelity Management Trust Company (the "Trustee") and Fidelity Institutional Retirement Services Company (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances, and, under the direction of the Administrative Committee, distributions from participants' accounts.

         On January 1, 1999, the Delta Technology, Inc. Savings Plan was merged into the Plan. Delta Technology, Inc. ("Delta Technology") is a wholly owned subsidiary of the Company. On that date, participants of the Delta Technology, Inc. Savings Plan became participants of the Plan. Eligibility thereafter for Delta Technology employees is determined as described above.

         CONTRIBUTIONS

         Employee contributions may be made, at the option of the employee, as pretax contributions or after-tax contributions or as a combination of both pretax and after-tax contributions.

         Effective July 1, 1998, the Plan was amended to provide that the maximum deferral percentage for eligible U.S.-based nonpilot participants, who are not highly compensated employees would be increased to 23% from 15%; for Puerto Rico employees and for Delta Technology participants, the percentage remains at 10% and 18%, respectively. Additionally, effective March 1, 1999, the deferral percentage for eligible nonpilot participants who are highly compensated employees was increased to 13% from 12%. Eligible nonhighly compensated pilot personnel may contribute up to 10% of their gross earnings to the Plan. Highly compensated pilot personnel may also contribute up to 10% of their gross earnings to the Plan, provided that a pilot's total contribution to the Plan for a calendar year does not exceed the then current limit under Section 402(g) of the Internal Revenue Code (the "Code").

         Effective September 1, 1997, the Plan was amended to provide that the maximum contribution percentage for a nonpilot participant would depend on whether he/she meets the definition of "highly compensated employee" within the meaning of the Code based on his/her gross compensation during the previous plan year (as of June 30, 1999, the amount is $80,000). The Plan provision which permitted a plan participant to remain at the higher maximum contribution percentage if his/her earnings went from below $55,000 to above $55,000 was eliminated.

         Effective September 1, 1997, deferrals or contributions of some or all of the payments from the Delta Air Lines, Inc. Performance Payment Program, Delta Air Lines, Inc. Target Profit Sharing Program, Delta Air Lines, Inc. Leadership Performance Compensation Program, and Delta Air Lines, Inc. Pilots Profit Sharing Program are permitted by the Plan upon the election of those participating in the Plan provided, however, that the Administrative Committee may, at its discretion, determine a maximum amount of contribution of such payments from year to year. These contributions are not eligible for employer matching contributions.

         Delta contributes $.50 to a participant's account for every $1 contributed by the participant, up to 2% of the participant's annual earnings. In accordance with federal law, an employee's annual gross earnings in excess of specified levels are not considered for purposes of determining how much the participant or Delta may contribute to the Plan. Moreover, there are other limits imposed by federal law which may limit the amount of pretax, after-tax, or employer contributions that may be made on behalf of a participant.

         The first $1,450 ($1,400 in 1998 and increased by $50 per plan year) of Delta's matching contributions (the "Annual Cap") to a participant's account is invested in Preferred Stock and Common Stock (Note 6). The remainder, if any, of Delta's contributions to a participant's account during a plan year will be invested in the other plan funds (Note 2) in the same proportion as the participant directs for his/her own contributions, provided, however, that Delta's matching contributions in excess of the Annual Cap shall be made in Common Stock for noncollectively bargained, highly compensated employees, as determined under the Code, as amended.

         Delta Technology participants receive an additional annual contribution equal to 3% of their annual salary.

         VESTING

         Delta participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Delta Technology participants are immediately vested in contributions to their accounts with the exception of the annual profit sharing contribution they receive, which vests ratably over a three-year period. Forfeitures of the nonvested portion of Delta Technology participants' accounts are used to offset employer contributions to the Plan.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         ACCOUNT DISTRIBUTIONS

         Upon retirement or eligibility for long-term disability, a participant's non-ESOP account balance may be distributed in the form of a single-sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant's spouse.

         Upon termination of employment for reasons other than retirement or disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution.

         A participant's ESOP account balance may be distributed as a lump-sum cash payment or in Common Stock, at the participant's election, when distribution of the non-ESOP portion of the account begins.

         A participant, while employed, may elect to withdraw all after-tax contributions, pre-1989 matching contributions, and the earnings thereon. Under certain specified hardship circumstances, a participant, while employed, may also elect to withdraw pretax contributions.

         LOANS TO PARTICIPANTS

         Participants may borrow against a portion of their plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at the initiation of the loan. This rate fluctuated between 10.125% and 10.500% during the 1999 and 1998 plan years.


2.       INVESTMENT OPTIONS

         Effective January 2, 1998, the investment options available to participants were expanded to consist of 8 core funds and 146 mutual funds. The core funds are actively managed portfolios and include the Delta Common Stock Fund which invests primarily in Common Stock. All available investment options are participant-directed except the Delta Preferred Stock Fund, which consists of employer contributions (both Preferred Stock and Common Stock) only. Prior to January 2, 1998, the investment options available to participants were comprised of seven core options and ten mutual funds.

         Until January 1, 1998, participants could allocate their contributions and existing fund balances in 1% multiples among the investment options available to them. Effective January 2, 1998, accounts are limited to 30 investment options at any time, and future payroll deductions are required to be allocated in 5% increments (to no more than 20 investment options at a time). Participants are not permitted to allocate more than 50% of their contributions to the Delta Common Stock Fund.


3.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         NEW ACCOUNTING PRONOUNCEMENT

         The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which, among other things, eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs by fund. SOP 99-3 was adopted early for the plan year 1999 financial statements, and as such, the plan year 1998 financial statements have been reclassified to conform with the current year presentation.

         INVESTMENTS

         Investments, except for investment contracts and Preferred Stock, are stated at market value determined from publicly stated price information at the end of each day. The

         Preferred Stock is stated at fair value, which is determined based on the greater of (a) the market price of the Delta Common Stock into which each preferred share is convertible or (b) $72 per share. The Plan's investment contracts are fully benefit responsive and, therefore, are presented at contract value (cost plus accrued income). The fair value of the investment contracts held by the Plan at June 30, 1999 and 1998 was approximately $638,400,000 and $623,700,000, respectively. The average yields for the investment contracts for the years ending June 30, 1999 and 1998 were 6.63% and 6.74%, respectively. The weighted average crediting rates for the investment contracts for the years ending June 30, 1999 and 1998 were 6.20% and 6.49%, respectively.

         Certain guaranteed investment contracts ("GICs") held by the Plan are synthetic; that is, the Plan owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At June 30, 1999, the fair value of the underlying assets of the synthetic GICs and the value of the related wrapper contracts were $365,742,000 and $(580,000), respectively.

         The fair values of individual investments that represent 5% or more of the Plan's total net assets at June 30, 1999 and 1998 and the applicable number of shares are separately identified as follows (dollars in thousands):


                                                                   NUMBER OF         FAIR
                                                                     SHARES          VALUE
                                                                   ---------        --------
            1999:
            Fidelity Magellan Fund                                 2,589,427        $335,900
            Fidelity Contrafund                                    5,906,469         371,103
            Fidelity Growth & Income Portfolio                     6,436,036         313,692
            Fidelity U.S. Equity Index Commingled Fund            10,866,402         424,659
            Delta Common Stock                                     7,568,270*        436,121*
            Delta Preferred Stock                                  6,547,608**       647,493**
            1998:
            Fidelity Magellan Fund                                 2,266,261        $248,212
            Fidelity Contrafund                                    5,437,350         296,934
            Fidelity Growth & Income Portfolio                     6,741,194         296,680
            Fidelity U.S. Equity Index Commingled Fund            11,162,904         355,650
            Delta Common Stock                                     6,643,290*        429,323*
            Delta Preferred Stock                                  6,603,865**       732,237**

                       *Partially nonparticipant-directed
                            **Nonparticipant-directed

         The net appreciation (depreciation) in the fair value of investments includes both net unrealized appreciation (depreciation) of plan assets and net realized gain (loss) on sale of plan assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         During the year ended June 30, 1999, the Plan's investments appreciated (depreciated) in fair value by $248,003,000 as follows (in thousands):

                       Mutual funds                      $234,429
                       Delta Common Stock                 (11,062)
                       Delta Preferred Stock             (109,049)
                       Commingled funds                   133,685
                                                         --------
                                                         $248,003
                                                         ========



         NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the type of investments included in the nonparticipant-directed portion of the net assets available for benefits is as follows (in thousands):

                                                            JUNE 30
                                                   --------------------------
                                                      1999            1998
                                                   --------        ----------
                    Investments:
                        Delta Common Stock         $251,060        $  260,219
                        Delta Preferred Stock       647,493           732,237
                        Money market fund            23,128            28,943
                                                   --------        ----------
                                                   $921,681        $1,021,399
                                                   ========        ==========



         ADMINISTRATIVE EXPENSES

         Certain administrative functions for the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan were paid by the Plan.


4.       FEDERAL INCOME TAXES

         The Plan has received a letter of determination dated June 4, 1996 from the Internal Revenue Service which states that the Plan, as amended through June 29, 1995, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of Section 4975(e)(7) of the Code. In the opinion of Delta's management, the Plan, as of June 30, 1999, continues to be in compliance with Section 401(a) and applicable subsections of Sections 409, 401(k), and 4975(e)(7) and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.


5.       PLAN TERMINATION

         The Plan provides that Delta, at its discretion, may amend or discontinue the Plan at any time. Certain plan assets are subject to certain restrictions which, in the event of plan termination, may affect the timing and value of participant account distributions. Such distributions from investment options which are invested in GICS may
         (a) be made in installments over a period of one or more years; or (b) if distributed in a single sum, incur a reduction in value. The amount of such a reduction would depend on the market value adjustments made by each issuing company to the value of assets distributed from their respective contracts.


6.       EMPLOYEE STOCK OWNERSHIP PLAN

         In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank.

         In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 7).

         The shares of Preferred Stock will be held in the name of the Trustee until redemption or conversion and may not be sold by the Trustee or distributed outside the Plan except for resale to Delta. The Preferred Stock is redeemable at Delta's option, at specified redemption prices payable, and at Delta's election, in cash or Common Stock. Delta is required to redeem shares of Preferred Stock at any time to enable the Trustee to provide for distributions to participants.

         Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into
         1.7155 shares of Common Stock, subject to adjustment in certain circumstances; has a liquidation preference of $72 plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has two votes per share, subject to adjustment in certain circumstances. In the event that full cumulative dividends on the Preferred Stock have not been paid when due, Delta may not pay cash dividends on its Common Stock.

         The Plan provides that shares of Preferred Stock and Common Stock allocated to a participant's ESOP account and the Common Stock attributable to a participant's non-ESOP account in the Delta Common Stock Fund will be voted by the Trustee in accordance with the participant's confidential voting instructions, or if no voting instructions are received by the Trustee, such shares will be voted by the Trustee at its discretion. The Plan further provides that shares of Preferred Stock not yet allocated to any participant's ESOP account will be voted by the Trustee in proportion to the votes cast with respect to the allocated shares of participants' ESOP accounts for which voting instructions are received.

         Unallocated shares of Preferred Stock are held in a separate "Unallocated Account" of the Plan, pending release and allocation to participants' accounts. The number of shares of Preferred Stock released from the Unallocated Account for a plan year will generally be the number of shares of Preferred Stock held in the Unallocated Account times the ratio that the amount of principal and interest paid on the ESOP Notes with respect to such plan year bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Shares are released from the Unallocated Account to a "Holding Account" upon debt service payments and are then allocated to participants' accounts quarterly as Delta matching contributions and/or dividend income.

         The number of shares of Preferred Stock allocated will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock, as defined in the Plan. If during the plan year, the value of the Preferred Stock released from the Unallocated Account as a result of the repayment of the ESOP Notes is less than Delta's matching contribution to the Plan for that year, this difference will be made up by Delta (a) prepaying the ESOP Notes to release additional shares of Preferred Stock; (b) contributing cash to the Plan so the Trustee can purchase Common Stock; or (c) contributing shares of Common Stock to the Plan; in each case, for allocation to participants' accounts. However, if at the end of the plan year the value of the Preferred Stock released from the Unallocated Account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta's matching contribution to the Plan for that plan year, the excess will be allocated as of the end of the plan year among all participants making contributions to the Plan.

         The ESOP Notes will be repaid primarily from the Company's contributions (Note 1) and dividends on the Preferred Stock. If dividends on allocated shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

         On October 22, 1998, Delta's shareowners approved an amendment to the Company's Certificate of Incorporation to effect a two-for-one stock split of the issued Common Stock. This amendment became effective on November 2, 1998. As a result of the stock split, each outstanding share of the Company's Series B ESOP Convertible Preferred Stock was adjusted changing (1) the conversion price from $83.94 to $41.97, (2) the conversion rate from .8578 to 1.7155, and (3) the voting rights from one vote per share to two votes per share. All amounts have been restated to reflect the stock split.

         As of June 30, 1999, 2,717,809 shares of Preferred Stock with a market value, as defined, of approximately $268,764,000 had been allocated to participants' accounts, and 3,829,799 shares of Preferred Stock with a market value, as defined, of approximately $378,729,000 were held in the Unallocated Account. During the plan year ended June 30, 1999, 56,257 shares of Preferred Stock were redeemed in connection with the payment of participant benefits.


7.       LONG-TERM DEBT

         At June 30, 1999, the Plan's long-term debt, including current maturities of $20,635,000, consisted of $360,125,000 aggregate principal amount of ESOP Notes with final maturity dates ranging from July 1, 1999 to January 1, 2009 and interest rates ranging from 7.26% to 8.10%. The interest rates on the ESOP Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the ESOP

         Notes may be prepaid at the option of the Plan at any time in whole or in part. As discussed in Note 5 of the Notes to Consolidated Financial Statements in Delta's 1999 Annual Report to Shareowners, Delta may be required to purchase the ESOP Notes at the option of the holders in certain circumstances.

         At June 30, 1999, the annual maturities of the ESOP Notes for the next five years and thereafter were as follows (in thousands):

                       Years ending June 30:
                           2000                             $ 20,635
                           2001                               23,223
                           2002                               26,072
                           2003                               29,207
                           2004                               32,655
                           After 2004                        228,333
                                                            --------
                                     Total                  $360,125
                                                            ========

8.       RELATED-PARTY TRANSACTIONS

         Certain of the Plan's investments are shares of mutual funds or interests in cash reserve accounts managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid to the Recordkeeper by the Plan for recordkeeping totaled $1,401,000 and $1,075,000 for the years ended June 30, 1999 and 1998, respectively. Fees paid by the Plan for investment management vary by fund and are generally reflected as a reduction to fund appreciation (depreciation).


9.       SUBSEQUENT EVENTS

         Effective October 1, 1999, all pilot and nonpilot employees may participate in the Plan upon employment rather than having to wait until their one-year employment anniversary. Employer matching contributions will still begin after a participant's first employment anniversary.

                                                                      SCHEDULE I
                                                                     Page 1 of 8



                         DELTA FAMILY-CARE SAVINGS PLAN


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1999



                                                                      PRINCIPAL
                                                                        AMOUNT        COST OR
                                                                      OR NUMBER       CONTRACT         CURRENT
                             NAME OF ISSUER                           OF SHARES        VALUE            VALUE
----------------------------------------------------------------     -----------    ------------    -------------
     DELTA COMMINGLED STOCK FUND:
        Fidelity Management Trust Company Cash Account                              $    416,808    $     416,808
        Delta International Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Overseas Fund                                              911,070      24,593,168       35,422,410
 *         FMTC Select International Portfolio                         1,590,479      62,524,848      110,951,804
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                              638,182      42,266,075       82,687,073
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Portfolio                              1,518,765      31,881,006       74,024,583
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                         3,528,791      57,400,165      146,268,373
                                                                                    ------------    -------------
                 Total                                                               219,082,070      449,771,051
                                                                                    ------------    -------------
     DELTA COMMINGLED BOND FUND:
 *      Fidelity Management Trust Company Cash Account                                   210,163          210,163
 *      FMTC Broad Market Duration                                     6,552,328      83,566,349      108,768,649
                                                                                    ------------    -------------
                 Total                                                                83,776,512      108,978,812
                                                                                    ------------    -------------
     DELTA COMMON STOCK FUND:
 *      Delta Air Lines, Inc. Common Stock                             3,211,472     143,940,115      185,061,074
 *      Fidelity Institutional Cash Portfolio: Money Market            1,724,146       1,724,146        1,724,146
 *      Fidelity Management Trust Company Cash Account                                   108,871          108,871
                                                                                    ------------    -------------
                 Total                                                               145,773,132      186,894,091
                                                                                    ------------    -------------
     INSURANCE CONTRACT/STABLE VALUE FUND:
 *      Fidelity Management Trust Company, Short-Term Investment
           Fund                                                                       82,087,705       82,087,705
        Guaranteed Investment Contracts:
           American International:
              GIC-935, 7.03%, due June 30, 2000                       12,274,438      12,274,438       12,274,438
           Allstate Life Insurance Company:
              GA-5753, 7.50%, due August 2, 1999                      10,248,894      10,248,894       10,248,894
              GA-5953, 6.79%, due March 14, 2001                       8,157,027       8,157,027        8,157,027
           Business Men's Assurance Company:
              1297, 6.03%, due June 3, 2002                            5,297,249       5,297,249        5,297,249
              1308, 5.41%, due June 2, 2003                            5,197,968       5,197,968        5,197,968
           CDC Capital Inc.:
              BR-261-01, 6.78%, due July 2, 2001                      10,000,000      10,000,000       10,000,000
              BR-261-02, 5.36%, due October 15, 2003                   5,054,655       5,054,655        5,054,655
           CIGNA:
              GA-25230, 6.82%, due January 25, 2001                   14,063,856      14,063,856       14,063,856
           Jackson National Life:
              G-1151-1, 5.66%, due November 27, 2000                           0               0                0
           John Hancock:
              GAC 5737, 5.88%v, due June 1, 2000                       9,113,746       9,113,746        9,113,746
              GAC 5833, 5.95%v, due June 1, 2000                       5,203,782       5,203,782        5,203,782
              GA 7940, 6.21%, due March 31, 2000                      12,674,803      12,674,803       12,674,803

                                                                      SCHEDULE I
                                                                     Page 2 of 8



                                                                      PRINCIPAL
                                                                        AMOUNT        COST OR
                                                                      OR NUMBER       CONTRACT         CURRENT
                             NAME OF ISSUER                           OF SHARES        VALUE            VALUE
---------------------------------------------------------------     ------------   -------------    -------------
           New York Life:
              GA-30248, 7.17%, due September 30, 1999                 20,085,676   $  20,085,676    $  20,085,676
              GA-06494-002, 6.78%, due March 15, 2001                  3,018,091       3,018,091        3,018,091
           Ohio National Life Insurance Company:
              GA5774, 6.67%, due December 31, 1999                    12,295,193      12,295,193       12,295,193
           Protective Life:
              GA-1386, 7.26%, due March 16, 2001                      14,756,581      14,756,581       14,756,581
           Prudential:
              GA-10009-211, 6.10%, due June 19, 2001                  10,628,950      10,628,950       10,628,950
              GA-10009-212, 6.15%, due June 18, 2003                   5,314,447       5,314,447        5,314,447
           Security Life of Denver:
              FA0501, 6.68%, due October 31, 2000                     12,523,442      12,523,442       12,523,442
           SunLife of Canada:
              S-0921-G, 7.37%, due December 30, 1999                  13,493,712      13,493,712       13,493,712
        Synthetic Insurance Contracts:
           Chase Manhattan Bank:
              Ford Credit Auto Owner Trust I, 5.92%, due
                 December 15, 2000                                    10,023,297      10,023,297       10,045,000
              Wrapper contract                                                                 0          (21,703)
           Deutsche Bank:
              FID-DLT-1, 5.88%, due January 15, 2004                  10,385,942      10,385,942       10,253,146
              FID-DLT-2, 5.89%, due October 15, 2004                   7,256,988       7,256,988        7,079,642
              FID-DLT-3, 5.51%, due July 15, 2003                      3,116,494       3,116,494        3,021,825
              Wrapper contract                                                                 0          404,811
           Jackson National Life ABS:
              S-1107-1, 6.87%, due June 25, 2004                      49,320,432      49,320,432       50,379,944
              Wrapper contract                                                                 0       (1,059,512)
           Massachusetts Mutual:
              PGIC 10391, 7.02%v, due July 5, 2002                    14,859,499      14,859,499       14,886,172
              Wrapper contract                                                                 0          (26,673)
           MBL Life Assurance:
              6-4982-1, 0%v, due December 31, 1999                             1               1                1
              6-4982-2, 0%v, due December 31, 1999                             1               1                1
              6-4982-3, 0%v, due December 31, 1999                             1               1                1
              6-4982-4, 0%v, due December 31, 1999                             1               1                1
              4982-1, 5.10%v, due July 1, 1999                         4,223,319       4,223,319        4,223,319
              4982-2, 5.10%v, due July 1, 1999                           976,132         976,132          976,132
              4982-3, 5.10%v, due July 1, 1999                         1,419,715       1,419,715        1,419,715
              4982-4, 5.10%v, due July 1, 1999                            89,545          89,545           89,545
           Monumental Life:
              BDA00380TR-03, 5.77%, June 8, 2001                       6,522,286       6,522,286        6,501,269
              BDA00380TR-02, 6.46%, April 12, 2001                     4,322,032       4,322,032        4,344,752
              BDA00283TR-00, 7.33%, March 30, 2007                    51,635,026      51,635,026       51,931,450
              BDA00380TR-01, 5.82%, August 15, 2000                    3,533,420       3,533,420        3,531,644
              BDA00380TR-04, 4.90%, January 15, 2001                   5,192,690       5,192,690        5,113,819
              BDA00380TR-05, 5.46%, March 17, 2003                     7,387,006       7,387,006        7,258,478
              Wrapper contract                                                                 0          (88,952)
           Continental Assurance Co.:
              630-05856/CNA, 6.04%, due May 15, 2009                  19,096,952      19,096,952       18,961,347
              Wrapper contract                                                                 0          135,605
           State Street Bank:
              98234, 5.11%, due April 4, 2002                          3,067,878       3,067,878        3,006,713
              98159, 6.23%, due January 12, 2004                      10,065,345      10,065,345        9,956,300
              96042, 6.32%, due July 15, 2008                         56,044,417      56,044,417       56,209,887
              98085, 6.09%, due June 25, 2003                          8,001,794       8,001,794        7,873,746
              98153, 5.99%, due July 25, 2003                          5,000,553       5,000,553        4,929,917
              Wrapper contract                                                                 0          203,424

                                                                      SCHEDULE I
                                                                     Page 3 of 8


                                                                      PRINCIPAL
                                                                        AMOUNT        COST OR
                                                                      OR NUMBER       CONTRACT         CURRENT
                             NAME OF ISSUER                           OF SHARES        VALUE            VALUE
----------------------------------------------------------------     -----------    ------------    -------------
           TransAmerica Life & Annuity:
              76862, 4.97%, due February 20, 2003                     22,206,926    $ 22,206,926     $ 21,945,857
              Wrapper contract                                                                 0          261,069
           Union Bank of Switzerland:
              2216, 6.36%v, due October 20, 1999                       1,259,832       1,259,832        1,258,088
              2242, 7.03%v, due September 15, 2001                     6,633,070       6,633,070        6,724,165
              2149, 6.95%v, due July 15, 2002                         10,220,811      10,220,811       10,363,225
              2150, 6.76%v, due January 15, 2001                       7,299,267       7,299,267        7,357,890
              Wrapper contract                                                                 0         (290,388)
           Westdeutsche Landesbank:
              WLB6064, 5.94%, due January 15, 2003                     7,191,485       7,191,485        7,147,044
              Wrapper contract                                                                 0           44,441
           AEtna Life Insurance & Annuity Company:
              014464/14617, 5.38%v, due June 29, 2002                 16,948,949      16,948,949       16,927,356
              Wrapper contract                                                                 0           21,593
           TransAmerica Life & Annuity:
              76630, 6.07%v, due June 29, 2003                        11,860,320      11,860,320       12,024,445
              Wrapper contract                                                                           (164,125)
                                                                                    ------------    -------------
                 Total                                                               636,651,641      636,651,641
                                                                                    ------------    -------------
     DELTA AIR LINES BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                     6,335            6,335
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                                1,649         227,556          213,973
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Portfolio                                  3,930         171,644          191,557
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                             9,132         309,067          378,506
 *      FMTC Broad Market Duration                                        41,765         689,824          693,300
                                                                                    ------------    -------------
                 Total                                                                 1,404,426        1,483,671
                                                                                    ------------    -------------
     DELTA CONSERVATIVE BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                    95,136           95,136
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                               29,560       2,985,976        3,835,938
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Portfolio                                 70,457       2,252,301        3,434,076
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                           163,730       4,056,003        6,786,625
 *      FMTC Broad Market Duration                                     2,405,649      34,083,156       39,933,773
                                                                                    ------------    -------------
                 Total                                                                43,472,572       54,085,548
                                                                                    ------------    -------------
     DELTA GROWTH BALANCED FUND:
 *      Fidelity Management Trust Company Cash Account                                   227,043          227,043
        Delta U.S. Equity Pool:
 *         Fidelity Management & Research Company, Fidelity
              Magellan Fund                                              219,626      17,338,766       28,500,837
 *         Fidelity Management & Research Company, Fidelity
              Growth and Income Portfolio                                523,492      13,078,511       25,515,023
 *         Fidelity Management & Research Company, FMTC Select
              Equity Portfolio                                         1,216,315      23,547,208       50,416,237
 *      FMTC Broad Market Duration                                     1,921,137      25,858,875       31,890,973
                                                                                    ------------    -------------
                 Total                                                                80,050,403      136,550,113
                                                                                    ------------    -------------
     DELTA PREFERRED STOCK FUND:
 *      Delta Air Lines, Inc. Common Stock                             4,356,798     158,487,520      251,060,312
 *      Delta Air Lines, Inc. Convertible Preferred Series B           6,547,608     471,427,776      647,492,931
 *      Fidelity Institutional Cash Portfolio--Money Market                           23,128,299       23,128,299
                                                                                    ------------    -------------
                 Total                                                               653,043,595      921,681,542
                                                                                    ------------    -------------

                                                                      SCHEDULE I
                                                                     Page 4 of 8


                                                                      PRINCIPAL
                                                                        AMOUNT        COST OR
                                                                      OR NUMBER       CONTRACT         CURRENT
                             NAME OF ISSUER                           OF SHARES        VALUE            VALUE
----------------------------------------------------------------     -----------    ------------    -------------
     MUTUAL AND COMMINGLED FUNDS:
 *     Fidelity Management & Research Company, Fidelity Asset
          Manager                                                        41,422    $    752,684    $     748,916
 *     Fidelity Management & Research Company, Fidelity Asset
          Manager:  Growth                                               72,756       1,390,639        1,450,028
 *     Fidelity Management & Research Company, Fidelity Asset
          Manager:  Income                                               14,255         176,268          176,048
 *     Fidelity Management & Research Company, Fidelity
          Balanced Fund                                                 362,503       6,406,963        6,467,047
 *     Fidelity Management & Research Company, Fidelity Blue
          Chip Growth Fund                                              237,991      11,542,671       13,003,810
 *     Fidelity Management & Research Company, Fidelity Canada
          Fund                                                            6,980         101,196          106,723
 *     Fidelity Management & Research Company, Fidelity
          Capital & Income Fund                                         237,579       2,377,920        2,371,039
 *     Fidelity Management & Research Company, Fidelity Capital
          Appreciation Fund                                              42,817         889,313        1,109,377
 *     Fidelity Management & Research Company, Fidelity
          Contrafund                                                  5,906,469     260,275,835      371,103,466
 *     Fidelity Management & Research Company, Fidelity
          Convertible Securities Fund                                    10,751         193,215          223,726
 *     Fidelity Management & Research Company, Fidelity
          Disciplined Equity Fund                                        43,694       1,239,093        1,416,560
 *     Fidelity Management & Research Company, Fidelity
          Diversified International Fund                                 67,028       1,208,883        1,302,353
 *     Fidelity Management & Research Company, Fidelity
          Dividend Growth Fund                                          983,279      27,539,256       31,622,258
 *     Fidelity Management & Research Company, Fidelity
          Aggressive Growth Fund                                        205,737       7,509,934        8,566,893
 *     Fidelity Management & Research Company, Fidelity
          Emerging Markets Fund                                         142,534       1,205,293        1,393,979
 *     Fidelity Management & Research Company, Fidelity
          Equity-Income II Fund                                         103,980       3,139,405        3,327,346
 *     Fidelity Management & Research Company, Fidelity
          Equity-Income Fund                                          1,279,386      60,782,867       78,848,534
 *     Fidelity Management & Research Company, Fidelity Europe
          Capital Appreciation Fund                                     139,244       2,489,379        2,466,005
 *     Fidelity Management & Research Company, Fidelity Europe
          Fund                                                          153,786       5,212,785        4,993,427
 *     Fidelity Management & Research Company, Fidelity
          Export & Multinational Fund                                    21,664         413,209          491,545
 *     Fidelity Management & Research Company, Fidelity Fifty
          Fund                                                          205,203       4,366,103        4,387,248
 *     Fidelity Management & Research Company, Fidelity France
          Fund                                                           14,001         215,697          229,484
 *     Fidelity Management & Research Company, Fidelity Fund            258,582       9,265,171       10,444,146
 *     Fidelity Management & Research Company, Fidelity Germany
          Fund                                                           28,503         448,699          411,872
 *     Fidelity Management & Research Company, Fidelity Global
          Balanced Fund                                                   3,463          58,310           61,879
 *     Fidelity Management & Research Company, Fidelity Ginnie
          Mae Fund                                                       66,325         716,996          700,392
 *     Fidelity Management & Research Company, Fidelity
          Government Income Fund                                         80,805         810,036          778,154
 *     Fidelity Management & Research Company, Fidelity
          Growth & Income Portfolio                                   4,319,392     150,097,587      210,527,177
 *     Fidelity Management & Research Company, Fidelity Growth
           Company Fund                                                  160,703       9,287,927        9,709,684
 *     Fidelity Management & Research Company, Fidelity Hong
           Kong & China Fund                                              68,694         801,066          947,977

                                                                      SCHEDULE I
                                                                     Page 5 of 8


                                                                      PRINCIPAL
                                                                        AMOUNT        COST OR
                                                                      OR NUMBER       CONTRACT         CURRENT
                             NAME OF ISSUER                           OF SHARES        VALUE            VALUE
---------------------------------------------------------------     -----------    ------------    -------------
 *    Fidelity Management & Research Company, Fidelity
         Institutional Short-Intermediate Government Portfolio         123,038    $  1,164,477    $   1,134,409
 *    Fidelity Management & Research Company, Fidelity
         Intermediate Bond Fund                                         72,065         736,268          717,767
 *    Fidelity Management & Research Company, Fidelity
         International Bond Fund                                         7,036          62,780           60,225
 *    Fidelity Management & Research Company, Fidelity
         International Growth & Income Fund                              9,424         199,710          213,634
 *    Fidelity Management & Research Company, Fidelity
         International Value Fund                                       20,005         268,955          298,473
 *    Fidelity Management & Research Company, Fidelity
         Investment-Grade Bond Fund                                    158,907       1,163,975        1,123,476
 *    Fidelity Management & Research Company, Fidelity Japan
         Fund                                                          215,499       2,718,575        3,297,139
 *    Fidelity Management & Research Company, Fidelity Japan
         Small Companies Fund                                          977,931      10,736,118       13,945,295
 *    Fidelity Management & Research Company, Fidelity
         Large-Cap Stock Fund                                          140,900       2,512,709        2,608,054
 *    Fidelity Management & Research Company, Fidelity Latin
         America Fund                                                  116,023       1,517,155        1,566,305
 *    Fidelity Management & Research Company, Fidelity
         Low-Priced Stock Fund                                         304,174       7,313,448        7,464,440
 *    Fidelity Management & Research Company, Fidelity
         Magellan Fund                                               1,700,410     160,561,164      220,662,255
 *    Fidelity Management & Research Company, Fidelity Mid-Cap
         Stock Fund                                                     67,904       1,224,976        1,290,167
 *    Fidelity Management & Research Company, Fidelity New
         Markets Income Fund                                            52,295         504,086          534,976
 *    Fidelity Management & Research Company, Fidelity Nordic
         Fund                                                           65,391       1,187,374        1,354,899
 *    Fidelity Management & Research Company, Fidelity OTC
         Portfolio                                                   1,121,650      40,937,835       57,877,133
 *    Fidelity Management & Research Company, Fidelity
         Overseas Fund                                                   6,109         224,402          237,536
 *    Fidelity Management & Research Company, Fidelity Pacific
         Basin Fund                                                    166,618       2,633,003        2,920,810
 *    Fidelity Management & Research Company, Fidelity Puritan
         Fund                                                          133,197       2,655,696        2,753,185
 *    Fidelity Management & Research Company, Fidelity Real
         Estate Investment Fund                                         66,625       1,157,939        1,079,993
 *    Fidelity Management & Research Company, Fidelity
         Retirement Government Money Market Portfolio                6,268,409       6,268,409        6,268,409
 *    Fidelity Management & Research Company, Fidelity
         Retirement Growth Fund                                         64,717       1,330,694        1,467,792
 *    Fidelity Management & Research Company, Fidelity
         Retirement Money Market Portfolio                          17,597,770      17,597,770       17,597,770
 *    Fidelity Management & Research Company, Fidelity
         Short-Term Bond Fund                                            4,056          35,223           34,884
 *    Fidelity Management & Research Company, Fidelity
         Small-Cap Selector Fund                                        66,222         985,306          960,888
 *    Fidelity Management & Research Company, Fidelity
         Southeast Asia Fund                                           135,107       1,363,362        1,667,223
 *    Fidelity Management & Research Company, Spartan Market
         Index Fund                                                     71,040       5,841,807        6,733,899
 *    Fidelity Management & Research Company, Spartan U.S.
         Equity Index Fund                                             314,664      13,237,783       15,374,487
 *    Fidelity Management & Research Company, Fidelity Stock
         Selector Fund                                                  12,491         354,550          402,469
 *    Fidelity Management & Research Company, Fidelity
         TechnoQuant Growth Fund                                        18,153         229,657          268,851

                                                                      SCHEDULE I
                                                                     Page 6 of 8


                                                                      PRINCIPAL
                                                                        AMOUNT        COST OR
                                                                      OR NUMBER       CONTRACT         CURRENT
                             NAME OF ISSUER                           OF SHARES        VALUE            VALUE
----------------------------------------------------------------     -----------    ------------    -------------
 *      Fidelity Management & Research Company, Fidelity Trend
           Fund                                                            3,449    $    216,454    $     229,149
 *      Fidelity Management & Research Company, Fidelity United
           Kingdom Fund                                                    5,741          84,060           83,937
 *      Fidelity Management & Research Company, Fidelity U.S.
           Bond Index Fund                                               168,505       1,830,008        1,765,933
 *      Fidelity Management Trust Company, Fidelity U.S. Equity
           Index Commingled Fund                                      10,866,402     222,478,284      424,658,987
 *      Fidelity Management & Research Company, Fidelity
           Utilities Fund                                                142,482       3,228,739        3,577,729
 *      Fidelity Management & Research Company, Fidelity Value
           Fund                                                           55,644       2,985,900        3,164,485
 *      Fidelity Management & Research Company, Fidelity
           Worldwide Fund                                                 24,751         419,361          443,291
 *      Strategic Advisors, Fidelity Freedom 2000 Fund                    38,117         462,444          482,185
 *      Strategic Advisors, Fidelity Freedom 2010 Fund                    42,122         546,342          589,293
 *      Strategic Advisors, Fidelity Freedom 2020 Fund                    69,882         931,769        1,044,040
 *      Strategic Advisors, Fidelity Freedom 2030 Fund                    19,709         268,368          297,012
 *      Strategic Advisors, Fidelity Freedom Income Fund                   2,000          21,920           22,425
        American Century Mutual Funds, Inc., American Century
           Select Fund                                                   453,951      21,003,040       23,918,699
        American Century Mutual Funds, Inc., Century Ultra Fund        3,424,420     102,333,087      128,655,461
        Calvert Asset Management Company, Inc., Calvert Capital
           Accumulation Fund--Class A                                      9,746         264,979          295,973
        Calvert Asset Management Company, Inc., Calvert New
           Vision Small-Cap Fund--Class A                                  2,666          36,586           37,481
        Calvert Asset Management Company, Inc., Calvert Social
           Investment Balanced Fund--Class A                                 802          26,763           27,104
        Calvert Asset Management Company, Inc., Calvert World
           Values International Equity Fund--Class A                      18,680         392,636          392,849
        Delaware Management Company, Delaware Trend Fund--Class A        865,157      14,059,712       17,372,359
        Founders Asset Management, Founders Balanced Fund                 63,398         767,174          771,552
        Founders Asset Management, Founders Growth and Income
           Fund                                                           35,022         259,014          264,419
        Founders Asset Management, Founders Frontier Fund                  8,573         228,617          247,664
        Founders Asset Management, Founders Growth Fund                   74,998       1,450,907        1,699,456
        Founders Asset Management, Founders Mid-Cap Growth Fund           34,281         279,213          282,134
        Founders Asset Management, Founders Worldwide Growth Fund          6,807         156,453          158,870
        INVESCO Funds Group, Inc., INVESCO Dynamics Fund                 194,898       3,256,398        3,843,398
        INVESCO Funds Group, Inc., INVESCO Blue Chip Growth Fund         939,531       6,048,149        6,633,087`
        INVESCO Funds Group, Inc., INVESCO High-Yield Fund               696,406       4,855,154        4,540,567
        INVESCO Funds Group, Inc., INVESCO Equity Income Fund             46,000         711,756          764,972
        INVESCO Funds Group, Inc., INVESCO Select Income Fund            338,208       2,228,802        2,113,800
        INVESCO Funds Group, Inc., INVESCO Small Company Growth
           Fund                                                           91,507       1,066,457        1,223,443
        INVESCO Funds Group, Inc., INVESCO Total Return Fund             207,211       6,550,327        6,842,112
        INVESCO Funds Group, Inc., INVESCO Value Equity Fund              24,005         708,971          741,042
        Janus Capital Corporation, Janus Balanced Fund                   697,097      13,653,677       14,987,581
        Janus Capital Corporation, Janus Enterprise Fund                  95,439       3,981,485        4,487,559
        Janus Capital Corporation, Janus Flexible Income Fund            310,968       3,075,315        2,972,851
        Janus Capital Corporation, Janus Fund                            414,802      14,113,836       16,675,050
        Janus Capital Corporation, Janus Mercury Fund                  1,891,393      52,904,373       60,638,044
        Janus Capital Corporation, Janus Twenty Fund                   2,861,439     158,293,177      179,669,724
        Janus Capital Corporation, Janus Worldwide Fund                  857,414      39,263,994       45,811,611
        Merrill Lynch Asset Management, Merrill Lynch Capital
           Fund (Class A)                                                198,442       6,396,897        7,401,900

                                                                      SCHEDULE I
                                                                     Page 7 of 8


                                                                      PRINCIPAL
                                                                        AMOUNT        COST OR
                                                                      OR NUMBER       CONTRACT         CURRENT
                             NAME OF ISSUER                           OF SHARES        VALUE            VALUE
----------------------------------------------------------------     -----------    ------------    -------------
        Miller, Anderson & Sherrerd, MAS Balanced
           Portfolio--Advisor Share Class                                  7,008    $     96,787    $     102,393
        Miller, Anderson & Sherrerd, MAS Funds Fixed-Income
           Portfolio--Advisor Share Class                                 52,486         622,608          598,345
        Miller, Anderson & Sherrerd, MAS Funds High-Yield
           Portfolio--Advisor Share Class                                 82,603         779,874          745,902
        Miller, Anderson & Sherrerd, MAS Funds Mid-Cap Growth
           Portfolio--Advisor Share Class                                211,486       4,526,529        5,411,914
        Miller, Anderson & Sherrerd, MAS Funds Value
           Portfolio--Advisor Share Class                                167,072       2,744,125        2,714,917
        Morgan Stanley Dean Witter Asset Management, Morgan
           Stanley Institutional Fund Emerging Growth Portfolio
           (Class B)                                                      24,540         228,955          251,049
        Morgan Stanley Dean Witter Asset Management, Morgan
           Stanley Institutional Fund Emerging Markets Portfolio
           (Class B)                                                      30,297         353,788          405,673
        Morgan Stanley Dean Witter Asset Management, Morgan
           Stanley Institutional Fund Active Country Allocation
           Portfolio (Class B)                                             6,666          74,775           83,526
        Morgan Stanley Dean Witter Asset Management, Morgan
           Stanley Institutional Fund Global Equity Portfolio
           (Class B)                                                      70,077       1,406,709        1,498,948
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Focus Trust                                                    15,346         359,363          413,428
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Genesis Trust                                               1,362,902      28,093,166       28,634,565
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Guardian Trust                                                 16,608         296,542          307,586
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Manhattan Trust                                                 6,406          91,963           98,325
        Neuberger & Berman Management, Inc., Neuberger & Berman
           Partners Trust                                                117,745       2,122,689        2,403,490
        Pacific Investment Management Company, PIMCO Capital
           Appreciation Fund--Administrative Class                       184,498       4,399,277        4,915,014
        Pacific Investment Management Company, PIMCO Global Bond
           Fund--Administrative Class                                    140,409       1,348,228        1,295,973
        Pacific Investment Management Company, PIMCO High-Yield
           Fund--Administrative Class                                    295,959       3,367,089        3,246,676
        Pacific Investment Management Company, PIMCO Low
           Duration Fund--Administrative Class                            79,037         801,693          787,999
        Pacific Investment Management Company, PIMCO Mid-Cap
           Growth Fund--Administrative Class                             215,257       4,799,909        4,925,073
        Pacific Investment Management Company, PIMCO Total
           Return Fund--Administrative Class                           2,209,248      22,462,460       22,379,686
        Pilgrim Baxter & Associates, PBHG Emerging Growth Fund            38,351         853,337          895,105
        Pilgrim Baxter & Associates, PBHG Growth Fund                     14,216         358,938          388,670
        Strong Capital Management, Strong Advantage Fund                 129,106       1,295,947        1,282,024
        Strong Capital Management, Strong Discovery Fund                   2,143          35,495           36,040
        Strong Capital Management, Strong Government Securities
           Fund                                                          224,139       2,400,734        2,319,835
        Strong Capital Management, Strong Growth Fund                     80,265       1,750,021        2,090,904
        Strong Capital Management, Strong Opportunity Fund                49,327       1,972,451        2,196,048
        Strong Capital Management, Strong Short-Term Bond Fund            20,297         195,264          193,024
        Strong Capital Management, Strong Total Return Fund               51,804       1,779,341        2,065,949
        Templeton Asset Management Hong Kong, Templeton
           Developing Markets Trust A                                    853,061      11,588,288       11,985,507
        Templeton Global Advisors, Templeton Foreign Fund A              335,409       3,208,131        3,454,716
        Templeton Global Advisors, Templeton Growth Fund A               110,378       2,058,951        2,160,105
        Templeton Global Advisors, Templeton World Fund A                302,781       5,391,715        5,574,194

                                                                      SCHEDULE I
                                                                     Page 8 of 8



                                                                                PRINCIPAL
                                                                                 AMOUNT             COST OR
                                                                                OR NUMBER           CONTRACT          CURRENT
                             NAME OF ISSUER                                     OF SHARES             VALUE            VALUE
-----------------------------------------------------------------------        ------------      ---------------  --------------

   Templeton Global Bond Managers, Templeton Global Bond Fund A                     142,243      $    1,308,039      $ 1,264,538
   Templeton Investment Counsel, Institutional Foreign Equity Series              2,703,686          44,235,327       53,262,610
   USAA Investment Management, USAA Cornerstone Strategy Fund                         6,874             192,991          190,740
   USAA Investment Management, USAA GNMA Trust                                       57,202             590,086          564,586
   USAA Investment Management, USAA Growth Fund                                      18,893             403,086          464,967
   USAA Investment Management, USAA Income Fund                                   2,107,522          25,096,895       24,953,064
   USAA Investment Management, USAA Income Stock Fund                                35,738             718,377          765,858
   USAA Investment Management, USAA International Fund                               24,854             496,546          510,997
   Warburg Pincus Counsellors, Warburg Pincus Capital Appreciation Fund             119,006           2,453,153        2,929,923
   Warburg Pincus Counsellors, Warburg Pincus Emerging Growth Fund                   35,638           1,336,405        1,502,142
   Warburg Pincus Counsellors, Warburg Pincus Global Fixed Income Fund                5,660              59,682           58,750
   Warburg Pincus Counsellors, Warburg Pincus Growth & Income Fund                   18,061             328,621          371,162
   Warburg Pincus Counsellors, Warburg Pincus International Equity Fund               8,910             153,664          169,815
                                                                                                 --------------   --------------
            Total mutual and commingled funds                                                     1,738,718,218    2,314,004,919
                                                                                                 --------------   --------------
PARTICIPANT LOANS:
   Participant loans, interest rates ranging from 9.00% to 10.75%                                    63,055,830       63,055,830
                                                                                                 --------------   --------------
            Total investments                                                                    $3,665,028,399   $4,873,157,218
                                                                                                 ==============   ==============







                        *Represents a party-in-interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                         DELTA FAMILY-CARE SAVINGS PLAN


               ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                        FOR THE YEAR ENDED JUNE 30, 1999



                                   DESCRIPTION OF ASSET                                       EXPENSE
                               (INCLUDES INTEREST RATE AND      PURCHASE       SELLING     INCURRED WITH    COST OF
  IDENTITY OF PARTY INVOLVED     MATURITY IN CASE OF A LOAN)       PRICE        PRICE       TRANSACTION      ASSETS        NET GAIN
----------------------------- -------------------------------- ------------  ------------  -------------- -----------   ------------
* FIDELITY MANAGEMENT         Institutional Money Market Fund:
  TRUST COMPANY                  514 transactions              $704,499,545  $          0       (b)       $          0  $          0
                                 516 transactions                         0   682,484,470       (b)        682,484,470             0
                              Fidelity U.S. Equity Index Pool:
                                 252 transactions               163,955,902             0       (b)                  0             0
                                 252 transactions                         0   171,356,369       (b)        139,499,076    31,857,293
                              Delta Common Stock Fund:
                                 252 transactions               157,018,466             0       (b)                  0             0
                                 252 transactions                             130,036,300       (b)        115,326,017    14,710,283


* FIDELITY MANAGEMENT &       Fidelity Growth & Income
  RESEARCH COMPANY            Portfolio:
                                 252 transactions                95,418,173             0       (b)                  0             0
                                 252 transactions                         0   110,571,302       (b)         94,524,605    16,046,697
                              Fidelity Contrafund:
                                 252 transactions               116,860,460             0       (b)                  0             0
                                 252 transactions                              89,969,383       (b)         74,240,377    15,729,006

  JANUS CAPITAL CORPORATION   Janus Mercury Fund:
                                251 transactions                124,486,111             0       (b)                  0             0
                                236 transactions                          0    87,993,723       (b)         80,229,605     7,764,118
                              Janus Twenty Fund:
                                252 transactions                237,136,694             0       (b)                  0             0
                                247 transactions                          0    96,671,823       (b)         90,095,173     6,576,650








                         *Represents a party-in-interest.

         (a) Represents a series of transactions in securities of the same issue having a cumulative value in excess of 5% of the current value of plan assets at the beginning of the plan year.

         (b) The normal expenses associated with asset purchases are built into the Trustee's cost records and therefore are not shown separately here.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        DELTA FAMILY-CARE SAVINGS PLAN



                                        /s/ James B. Taylor
                                        ------------------------------
                                        By: James B. Taylor
                                        Chief Investment Officer
                                        Delta Air Lines Benefit Trusts
                                        Delta Air Lines, Inc.



Date:  December 17, 1999